[FINANCIAL SOLUTIONS INC. LETTERHEAD]

February 26, 2013

Michael McKeen, Treasurer
FSI Low Beta Absolute Return Fund
Suite 600, Three Portland Square
Portland, ME 04101

RE:           Contractual Waivers and Reimbursements

Dear Mr. McKeen:

Financial Solutions, Inc. (the “Adviser”) agrees to waive all or a portion of  its investment advisory fee (based on average monthly net assets) which it is otherwise entitled to receive from the FSI Low Beta Absolute Return Fund (the “Fund”) and/or to reimburse certain operating expenses of the Fund as necessary in order to limit the Fund’s total annual fund operating expenses (after the fee waivers an/or expense reimbursements, and exclusive of taxes, interest, portfolio transaction expenses, acquired fund fees and expenses and extraordinary expenses) to not more than 1.60% of the Fund’s average monthly net assets from the commencement of Fund operations (“Effective Date”) through December 31, 2014.

Any such reductions made by the Adviser in its fees or payment of expenses which are the Fund’s obligation are subject to reimbursement by the Fund to the Adviser for a period of three years following the end of the fiscal year in which such reduction or payment was accrued, if so requested by the Adviser, if the aggregate amount actually paid by the Fund toward the operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the Fund’s net expense ratio for that fiscal year as disclosed in the then current Fund Prospectus.  Such reimbursement may not be paid prior to the Fund’s payment of its ordinary operating expenses.

After this agreement has been in effect for at least one (1) year from the Effective Date, the agreement may be terminated at any time upon sixty (60) days’ written notice, and without payment of any penalty prior to the completion of its term: (i) by the Board, on behalf of the Fund, or (ii) the Adviser, with the consent of the Board, which consent shall not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement between the Fund and the Adviser is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.  No such termination shall affect the obligation (including the amount of the obligation) of a Fund to repay amounts of waived fees or reimbursed expenses with respect to periods prior to such termination.

Very truly yours,

By:	/s/Gary W. Gould
Name: Gary W. Gould
Title: Managing Principal